

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

James Mackaness
Chief Financial Officer
Soleno Therapeutics, Inc.
203 Redwood Shores Parkway, Suite 500
Redwood City, CA 94065

> **Re: Soleno Therapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 21, 2023**
>   **File No. 333-273373**

Dear James Mackaness:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Abby Adams at (202) 551-6902 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Jesse Schumaker